Exhibit 21.1

SUBSIDIARIES OF CENTENNIAL BANK HOLDINGS, INC.

Name of Subsidiary	State of Incorporation/Formation
Centennial Bank of the West	Colorado
Guaranty Bank and Trust Company	Colorado
Guaranty Capital Trust III	Delaware
CenBank Statutory Trust I	Connecticut
CenBank Statutory Trust II	Connecticut
CenBank Statutory Trust III	Delaware